

14041864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 65678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/13___ AND ENDING ___12/31/13___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Eagle Advisors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin + Collins CPA

_____
(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR – 4 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

GLEN EAGLE ADVISORS, L.L.C.

Financial Statements
Year Ended December 31, 2013

Glen Eagle Advisors, L.L.C.

Table of Contents



Independent Auditors' Report

To The Member Of

Glen Eagle Advisors, L.L.C.
Princeton, New Jersey

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Glen Eagle Advisors, L.L.C. (a limited liability company) ("the Company") as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

(Continued)

– 1 –



Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

<u>Independent Auditors' Report</u>

(Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glen Eagle Advisors, L.L.C. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in pages 11 through 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in pages 11 through 16 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 19, 2014

– 2 –

GLEN EAGLE ADVISORS, L.L.C.

Statement of Financial Condition
December 31, 2013

ASSETS

Current Assets:		
Cash and cash equivalents	$	85,555
Due from broker		122,342
Advisory fees and other receivables		56,174
Restricted cash		25,000
Prepaid expenses and other assets		38,920
Total current assets		327,991
Property and Equipment:		
Property and equipment (net of accumulated depreciation of $26,215)		8,547
Total property and equipment		8,547
Total Assets	$	336,538

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	103,351
Total current liabilities		103,351
Member's Equity:		
Member's equity		233,187
Total member's equity		233,187
Total Liabilities and Member's Equity	$	336,538

See independent auditors' report and notes to financial statements.

- 3 -

GLEN EAGLE ADVISORS, L.L.C.

Statement of Operations
Year Ended December 31, 2013

Revenues:	
Commission income	$ 1,297,398
Advisory fees	590,283
Other income	5,228
Investment income	128
Total Revenues	1,893,037
Expenses:	
Commissions paid to brokers	1,027,489
Other operating expenses	289,375
Employee compensation and benefits	183,635
Professional fees	93,094
Occupancy	72,763
Clearing, research and other service fees	65,056
Regulatory fees and expenses	27,863
Depreciation expense	4,261
Total Expenses	1,763,536
Net Income	$ 129,501

See independent auditors' report and notes to financial statements.

GLEN EAGLE ADVISORS, L.L.C.

Statement of Changes in Member's Equity
Year Ended December 31, 2013

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Member's Equity - Beginning of Period	$ 948,000	$ (844,314)	$ 103,686
Net Income	0	129,501	129,501
Member's Equity - End of Period	$ 948,000	$ (714,813)	$ 233,187

See independent auditors' report and notes to financial statements.

GLEN EAGLE ADVISORS, L.L.C.

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities:		
Net income	$	129,501
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,261
Changes in assets and liabilities -		
(Increase) decrease in:		
Due from broker		(47,348)
Advisory fees and other receivables		(26,917)
Prepaid expenses and other assets		(3,423)
Increase (decrease) in:		
Accounts payable and accrued expenses		(10,094)
Net Cash Provided By Operating Activities		45,980
Cash Flows From Investing Activities:		
Purchase of property and equipment		(9,401)
Net Cash Used In Investing Activities		(9,401)
Net Increase in Cash and Cash Equivalents		36,579
Cash and Cash Equivalents - Beginning of Year		48,976
Cash and Cash Equivalents - End of Year	$	85,555
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest	$	152
Income taxes	$	0

See independent auditors' report and notes to financial statements.

GLEN EAGLE ADVISORS, L.L.C.

Notes To Financial Statements
December 31, 2013

1. General

Glen Eagle Advisors, L.L.C. (the "Company") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002 for the purpose of doing business as a fully disclosed broker dealer registered under The Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced business operations on May 9, 2003. The Company is a wholly-owned subsidiary of Glen Eagle Investments, Inc.

The Company acts as a broker dealer and is exempt from The Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by the clearing firm.

2. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Advisory Fees and Other Receivables –

Advisory fees and other receivables consist of fees earned as an introducing broker related to managed accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on its history with the advisor and current credit considerations. At December 31, 2013, there was no allowance was required for this receivable.

Property and Equipment –

Property and equipment are stated at cost and are depreciated using the double-declining method or the straight-line method over the estimated useful lives of five or seven years.

Revenue Recognition –

Commission income and related expenses are recorded on a trade date basis.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes –

As the Company is a single member limited liability company, it is not a taxpaying entity for federal or state income tax purposes. The member is taxed individually on the taxable income, whether or not distributed, and may be entitled to deduct any losses. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Concentration of Credit Risk –

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that are potentially subject to credit risk include cash and cash equivalents and amounts due from the broker. The balances in these accounts from time to time may exceed federally insured limits.

Subsequent Events –

The Company has evaluated subsequent events from December 31, 2013 through February 19, 2014, the date of these financial statements, for disclosure. Through and including February 19, 2014, the Company has not identified any significant events relative to the financial statements as of December 31, 2013 that warrant additional disclosure.

Advertising Costs –

The Company expenses the costs of advertising as they are incurred. For the year ended December 31, 2013, advertising expense was $21,075.

(Continued)

GLEN EAGLE ADVISORS, L.L.C.

Notes To Financial Statements (Continued)
December 31, 2013

3. Restricted Cash

At December 31, 2013, the Company had $25,000 deposited with Pershing, L.L.C. ("Pershing"), which is the entity the Company uses as its clearing broker. Per the terms of the clearing agreement with Pershing, the Company must maintain a balance of $25,000 deposited at all times.

4. Property and Equipment

At December 31, 2013, property and equipment consists of:

Computer equipment	$	24,221
Furniture and fixtures		10,541
Less: Accumulated depreciation		(26,215)
Total property and equipment	$	8,547

Depreciation expense amounted to $4,261 for the year ended December 31, 2013.

5. Commitments

The Company is a party to leases for its office space and certain equipment. Future minimum lease payments for all leases with terms of one year or more are as follows:

Year Ending December 31,		
2014	$	69,426
2015		71,131
2016		66,677
2017		255
	$	207,489

Rent expense for the above operating leases amounted to $72,326 for the year ended December 31, 2013.

In addition to the lease above, the Company is a party to leases with consultants with terms that call for rent to be paid on a month-to-month basis. Expenses for 2014 under these leases are expected to be $37,200.

(Continued)

6. Limited Liability Company

Since the Company is a limited liability company, no member manager, agent or employee of the Company shall be liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for the acts or omissions of any other member, director, manager or agent, or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

7. Minimum Capital Requirements

The Company is subject to The Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to regulatory net capital not exceed 15 to 1.

At December 31, 2013, the Company's net capital under these rules was $127,542 which exceeded minimum net capital of $6,722 by $120,820, and the ratio of aggregate indebtedness was .79 to 1.

Under the exemptive provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

GLEN EAGLE ADVISORS, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
December 31, 2013

Net Capital:

Total member's equity	$	233,187
Non-allowable assets – Advisory fees and other receivables		(56,174)
Non-allowable assets – Prepaid expenses and other assets		(38,920)
Non-allowable assets – Property and equipment		(8,547)
Unsecured debits		(138)
Haircut on securities		(1,866)
Net Capital	$	127,542
Minimum Net Capital Required:		
($5,000 or 6 2/3% of aggregate indebtedness whichever is greater)	$	6,722
Excess Net Capital	$	120,820
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	117,459
Aggregate Indebtedness –		
Total Aggregate Indebtedness	$	100,831
Ratio: Aggregate Indebtedness to Net Capital		.79 to 1

Reconciliation with Company's adjusted net capital computation as reported in
Part II of (Unaudited) Form X-17A-5 as of December 31, 2013:

Net Capital, as reported in Company's Part IIA (Unaudited) Focus Report	$	127,542
Effect of audit adjustments:		
None		
Adjusted Net Capital per above	$	127,542

See independent auditors' report.

GLEN EAGLE ADVISORS, L.L.C.

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of
The Securities and Exchange Commission
December 31, 2013

Note:

Glen Eagle Advisors, L.L.C. is in compliance with The Securities and Exchange Commission Regulation 240.15c3(k)(2)(ii) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.

See independent auditors' report.



Independent Auditors' Report On Internal Control

To The Member Of

      Glen Eagle Advisors, L.L.C.
      Princeton, New Jersey

      In planning and performing our audit of the financial statements of Glen Eagle Advisors, L.L.C. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

      Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

      The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

(Continued)

– 13 –



Independent Auditors' Report On Internal Control

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Glen Eagle Advisors, L.L.C. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that, alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 19, 2014

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601   201.487.7744   FAX: 201.487.8848   E-MAIL: tc@tccpa.net   www.tccpa.net



Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

<u>Independent Auditors' Report On Applying Agreed-Upon Procedures</u>
<u>Related To An Entity's SIPC General Assessment Reconciliation</u>

To The Member Of

Glen Eagle Advisors, L.L.C.
Princeton, New Jersey

In accordance with Rule 17a-5(e)(4) under The Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments - General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Glen Eagle Advisors, L.L.C., The Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Glen Eagle Advisors, L.L.C. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Glen Eagle Advisors, L.L.C.'s management is responsible for the Glen Eagle Advisors, L.L.C. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 19, 2014

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601   201.487.7744   FAX: 201.487.8848   E-MAIL: tc@tccpa.net   www.tccpa.net

GLEN EAGLE ADVISORS, L.L.C.

Schedule of Assessment and Payments – General Assessment
Reconciliation Pursuant To Rule 17a-5(e)(4)
December 31, 2013

Total Revenues	$ 1,893,037
Additions	0

Deductions:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products.	893,914
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	49,523
Other revenue not related either directly or indirectly to the securities business (Reimbursed expenses and miscellaneous income)	5,228
Total interest and dividend expense but not in excess of total interest and dividend income.	128
Total Deductions	948,793
SIPC Net Operating Revenues	$ 944,244
General Assessment @ .0025	$ 2,361
Less: Payment Made With SIPC-6 on June 30, 2013	(988)
Less: Payment Made With SIPC-7 on February 19, 2014	(1,373)
Assessment (Overpayment) Underpayment	$ 0

See independent auditors' report.